                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           SOLUCORP INDUSTRIES LTD.
-------------------------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)


                           Yukon                                                               N/A
                           -----                                                               ---
 (State or other jurisdiction of incorporation or organization)                 (I.R.S. Employer Identification No.)


          250 West Nyack Road, West Nyack, New York                                           10994
          -----------------------------------------                                            -----
          (Address of Principal Executive Offices)                                          (Zip Code)

                   Issuer's Telephone Number (914) 623-2333


Securities to be registered under 12(b) of the Act:

Title of each class                  Name of each exchange on which
to be so registered                  each class is to be registered



-------------------                  ------------------------------


Securities to be registered under Section 12(g) of the Act:

                           Common Stock No Par Value
                           -------------------------
                               (Title of Class)

    Certain matters discussed in this registration statement may constitute forward-looking statements within the meaning of the Private Securities
   Litigation Reform Act of 1995 (the "Reform Act") and as such may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business
            environment in which the Company operates, projections
            of future performance, perceived opportunities in the
             market and statements regarding the Company's plans.
          The Company's actual results, performance, or achievements may differ significantly from the results, performance,
                 or achievements expressed or implied in such
                          forward-looking statement.

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                    PART I

Item 1:  Description of Business

General

         Solucorp Industries Ltd. (the "Company"), incorporated under the laws of the Province of Yukon, Canada (formerly World Tec Industries, Inc.) was formed through an amalgamation (merger) of Livingstone Energy Corp. and Intelicom Systems, Ltd. on June 30, 1987. On April 4, 1997 the Company changed its corporate domicile from British Columbia to the Yukon Territory. The Company is focused on the development, sales and marketing of solution products that meet the needs of the environmental marketplace.

         The Company has developed an innovative and cost effective hazardous heavy metal remediation process for the environmental marketplace. The Company's patent-pending Molecular Bonding System ("MBS(R)") process has been included in the United States Environmental Protection Agency's ("EPA") Superfund Innovative Technology Evaluation ("SITE") program as an innovative solution to the remediation of heavy metals in soils, sludges and ash. The MBS process has been proven in completed contracts in New Jersey, New York, Connecticut, West Virginia, Missouri and Massachusetts. The MBS process results in an immediate chemical reaction changing offensive leaching ions into new non-leaching molecules. The process can be utilized on-site rather than removing soil for off-site treatment. The Company's future product development focuses on the patent enhancements and additional product capability of the MBS process.

         The Company's future plans for sales and marketing of the MBS process will include direct sales and licensing of the process and technology for which the Company would receive license and royalty payments.

         The Company also markets a product called "Mercon(R)," Mercury Vapor Suppressant Product which is used to clean up mercury spills, and suppress the deadly vapors when spills occur. The Company believes the mercury clean up business is limited and declining and sales emphasis is restricted to filling orders for existing customers, and by taking on projects strictly on a referral basis.

         The Company operates an environmental training and consulting business through its wholly owned subsidiary Environmental Training Institute, Inc. ("ETI") in Saddle Brook, New Jersey. ETI offers consulting and training services; Safety, Health and Environmental training in accordance with the Federal Occupational Safety and Health Act ("OSHA"); custom on-site video training materials; instruction on how to avoid OSHA citations; and representation during informal and formal OSHA conferences. The Company also provides lead and asbestos abatement, mercury spill cleanups, air monitoring, consultation for underground storage tank problems, ground water recovery and treatment, transport and disposal of hazardous and non-hazardous materials, design and illustration of monitoring wells, waste management consultation, environmental impact studies and assessment, environmental auditing and permitting, hydrogeology and engineering geology.

         The Company's principal environmental remediation operations are conducted by E.P.S. Environmental, Inc. ("EPS"), a wholly owned subsidiary incorporated in the Province of British Columbia, Canada and through joint venture arrangements. The Company also has several inactive wholly owned subsidiaries. Unless the context otherwise requires the "Company" as used herein refers to the Company and all of its subsidiaries.

         The Company has offices in Vancouver, British Columbia; West Nyack, New York; Regina, Saskatchewan; Saddle Brook, New Jersey; Leawood, Kansas; and San Juan, Puerto Rico. The Company's principal executive offices are located at 250 West Nyack Road, West Nyack, New York 10994. Its telephone number at that location is (914) 623-2333. See "Item 3 - Description of Property".

Environmental Remediation

         The Company is principally engaged in the development, sales and marketing of its MBS process, which is an innovative and cost effective hazardous heavy metal remediation process. It was designed to protect clients from the threat of future liability claims, and offer a permanent solution to stabilizing heavy metals. The MBS process stabilizes heavy metals in soils, sludges, ashes and bag house dust by chemically rendering leachable metal ions inert by bonding them to non-leachable molecules. The MBS process utilizes a powder added to excavated soil or sludge in a pug mill operation. It also can be applied in-situ (directly to contaminated soil) which eliminates the costly excavation and processing associated with soil removal from the ground prior to treatment. These processes stabilizes all toxic characteristic metals identified in the United States Resource Conservation Recovery Act ("RCRA"), and can treat multiple metals concurrently. The MBS process has proven, through long term stability testing (Multiple Extraction Procedure), to not leach for more than 1,000 years and has been proven under all recognized regulatory protocols (TCLP, SPLP, SWEP, and CAL WET) to not only meet, but to exceed minimum standards. The MBS process maintains the pH levels in the media within a range where the insolubility of the heavy-metal sulfides is assured. The process also provides buffer capacity to ensure that the pH is not significantly altered by the addition of acids or caustics to the media. In the MBS process, waste is crushed and screened, reducing particles to a one-inch diameter for maximum contact with a proprietary reagent mixture. The powdered reagent, created for site-specific conditions, is mixed with waste in a closed hopper pug mill. After water is added to the mixture to catalyze the reaction and aid in mixing, the treated substance goes to a stockpile. Vapors from the mill go through a regenerable wet scrubber and a carbon absorption system. The dried soil is then tested to ensure compliance with regulatory limits. Clean soil is returned to the site or transported to a non-hazardous landfill for disposal.

         The Company has mobile remediation systems that can be brought to a site and set up in a matter of hours or days, depending upon the size of the project. Currently the Company has three different machines capable of performing the MBS process on the particular site. When not in use, these machines are stored in a warehouse. It can be installed at the end of a processing line to render hazardous waste non-hazardous at the source. A customized MBS mixing system can be installed into a manufacturing line to convert a hazardous metal waste, such as slag or bag house dust, into a non-hazardous material. Accordingly, the Company believes that customers with in-line manufacturing systems that produce hazardous heavy metal waste can save significant amounts of money on transportation, disposal and insurance costs, and have a safer facility by using the MBS process. The process can operate at rates up to 90 metric tons per hour depending on site conditions. Metals amenable to the MBS process include arsenic, cadmium, chromium, copper, lead, mercury, nickel, silver and zinc. This system is also effective with mixed wastes or chemical compounds. Soils processed with MBS have successfully met toxicity characteristic leaching procedure requirements and in many cases, metals are virtually undetectable. No residuals or byproducts are generated by the MBS process. The Company has already successfully completed on-site applications in Jersey City, New Jersey; Waterbury, Connecticut; Roanoke, Virginia; Buffalo, New York; and Egremont, Massachusetts. They recently set up an in-line operation in Buick, Missouri which is currently capable of processing hazardous slag 24 hours a day.

         The Company's MBS process has been accepted by the EPA SITE program as an innovative solution to the remediation of heavy metals in soils, sludges, ash and other manufacturing waste streams.

         The Company also markets the Mercon(R) line of products which is used throughout the United States in emergency response clean-up projects including those contracted by the EPA. These certain chemicals facilitate collection of mercury and prevent its methylation in water. Mercon is a line of premium quality mercury suppressant products used to clean up mercury spills, and suppress the deadly vapors present when a spill occurs. Unique properties of Mercon include it being non-toxic and bio-degradable. Mercon products are used mostly in hospitals, dental offices and laboratories. Industrial applications are now minimal as most industries which required high cost mercury clean ups have switched to newer, non-mercury dependent systems. Due to this switch the Company believes the market for such services are minimal and has not pursued an active marketing campaign. Instead, the Company only fills orders for existing customers and takes jobs on a referral basis.

Licensing Agreements and Patents

         To protect the uniqueness of the Company's remediation process and ensure that it is the sole owner of this process, the Company has secured, and has patents pending in the United States and Canada.

         The Company is the sole and exclusive owner of the MBS Process. To that extent it has patents pending, under U.S. Patent Application #08,399,784 and Canadian Patent Application #2,137,996. On April 16, 1996 the Company obtained trademarks for the terms "Solucorp" and "MBS" under the Trademark Act of 1946, as amended with The United States Patent and Trademark Office. These Trademarks remain in force for ten years, unless sooner terminated as provided by law. MBS was registered for chemicals for use in soil remediation in Class 1, and Solucorp was registered for hazardous waste management and destruction of waste by means of soil remediation, in Class 42. The Company has also been assigned European Community Trademark Application Numbers for these terms, 00044154 and 000440750 respectively.

         Management believes that by licensing the MBS technology, the Company can realize greater revenues by establishing licensing arrangements throughout the world for which it will receive license and royalty fees. The Company has entered into several licensing arrangements covering the United States, Canada, Europe and China and will continue to seek such arrangements.

         In October 1995 the Company entered into an exclusive licensing agreement with John Beech Remediation, Ltd. ("JBRL"), a subsidiary of John Beech Limited, to utilize the Company's soil remediation process, and to market of the Company's MBS soil remediation technology in the United Kingdom. Under the terms of the agreement, JBRL must remediate soils utilizing the Company's MBS process to certain minimum revenue levels each year, pay the Company an annual licensing fee and pay a royalty per ton of soil remediated. This agreement was superseded by a new agreement dated August 1, 1997 between the Company and John Beech Limited ("JBL") which commences when JBL is officially recorded as listed on the Alternative Investment Market ("AIM"). This new agreement redefined the minimum volume requirements and the compensation arrangement between the parties.

         In November 1996 the Company entered into a licensing agreement with Global Technologies, Inc. ("Global"), a British Columbia company, whereby Global was granted the right to utilize the MBS process in Canada for a period of five years.

         On June 6, 1997 the Company entered into a five year agreement to exclusively license its MBS technology in China to Hong Kong based Smart International Ltd. ("Smart"). The agreement, which is subject to an assessment of the market in China, provides for annual licensing fees and royalties for utilizing MBS.

Sources of New Materials

         The Company's MBS process requires the use of certain chemical compounds at certain concentrations. The Company relies on two major suppliers for sufficient quantities of this chemical compound which is vital to the MBS process. Although the Company currently has arrangements with suppliers to procure an ongoing supply of a sufficient quantity of the chemical compound, the Company may, from time to time suffer shortages and possible cost increases for this material. Accordingly, the Company's ability to perform contracts and continued sales at a profitable level could be adversely affected.

         The Company has entered into a contract with Smart whereby Smart will supply chemicals for the Company's MBS process. Smart was specifically established to produce the chemical compound used in the MBS process by the principals of Smartec, a supplier of products to various international customers such as Ericsson, Philips and Tandy. Smart's chemical productions facilities are in China. In addition, through its relationship with Smart and a group of private Chinese investors, the Company has undertaken a plan to provide a reliable long-term source for the primary component in MBS. This relationship is expected to provide the Company with a joint ownership interest in an integrated manufacturing network comprised of three (3) facilities in China. This association will expand the Company's R & D capabilities and safeguard its MBS patent in China as well as secure quality production for world-wide distribution.

         The Company also purchases some of the chemical compounds used in the MBS process from Best Sulfur. The Company is under no written obligation to purchase any set quantity from Best Sulfur, rather, the Company executes purchase orders with Best Sulfur as the need arises for additional quantities of the chemical compound.

Marketing and Sales

         The Company markets and sells its services and products through the efforts of its in-house sales personnel and by entering into agreements with various marketing companies. As more fully described hereunder, the Company has entered into several different marketing agreements including joint marketing and operations agreements and sales representative agreements to market and sell the Company's products and services throughout the world. The Company believes that by forming relationships with established consulting firms it will realize greater revenues by establishing company and product credibility, market awareness, and a definite customer base.

         On or about October 1995 the Company entered into a contract with IDM Environmental Corp. ("IDM") which provides joint marketing and operations for the Company's MBS process. This resulted in the Company participating in a remediation project in Egremont, MA and being included in a remediation contract with IDM at the Los Alamos National Laboratory site in New Mexico.

         On December 17, 1996 the Company entered into a Joint Marketing and Operations Agreement with Roy F. Weston, Inc. ("Weston"), a Pennsylvania corporation. Weston is a company that provides engineering, construction, and environmental management services to businesses. Weston is to market and provide field management for some of the Company's products and/or services for a period of three years.

         The Company, through its subsidiary EPS, entered into a Sales Representative Agreement with ENSCI Environmental ("ENSCI"), a subsidiary of American Eco Corp., for a term of three years. ENSCI will market and promote all of the Company's products and services, including the MBS process, by identifying specific accounts and/or projects where heavy metal contamination is present and then, based on a specific sales/marketing plan, register the account with the Company.

         On November 20, 1997 the Company entered into a one year non-exclusive finders agreement with Quest International Technologies ("Quest") to promote the Company's soil remediation process. As a result of Quest's efforts, the Company will pay 3% of the gross revenues generated which are payable 10 days after receipt from any third party.

Competition

         The United States remediation construction market, according to the Eighth Annual State of the Industry Report prepared by Farkas Berkowitz & Company, was $3.5 billion in 1995, which represented a twenty percent increase over 1994. It is continuing to undergo a market restructuring fueled by regulatory changes, declines and/or shifts in government spending, and the emergence of very large remediation companies via vertical integration and cross service acquisition.

         A key emerging market trend is the shift from transportation and disposal to on-site remediation, due to the recent availability of more effective treatment technologies and meaningful economic incentives with on-site remediation. The 1996 heavy metal market was estimated to be approximately ten million tons consisting of three main segments; (i) Hazardous Waste Facilities (land fills and treatment, storage, and disposal facilities); (ii) Manufacturing Operations (producers of hazardous waste); and
(iii) Site Remediation (projects for the clean up of contaminated sites.)

         The remediation market is perceived to offer minimal product differentiation and is characterized by a general reluctance to try new products. The Company believes this stems from the generator/primary responsible party ("PRP") reluctance to risk a possible future liability with unproven products. Additionally, environmental consultants generally take a very conservative approach in evaluating remedial design alternatives. The remediation solutions that have historically dominated the market, including, Portland Cement, Cement Kiln dust, and Lime, are coming under increasing public and private scrutiny, because they are not providing PRP's with long term protection. With increasing frequency, the "caps" that were used on many SuperFund sites are now cracking and exposing the environment to toxic materials.

         The Company's MBS process competes against three primary remediation categories: (i) Solidification and Stabilization, (ii) Vitrificaton, and (iii) Soil Washing. Each of these have several treatment technologies available. Solidification and Stabilization as the primary category of remediation used for heavy metals accounting for approximately ninety percent (90%) of market usage. The MBS process compares favorably against solidification and Stabilization, with its advantages being cost, versatility and efficacy.

         The Company believes that its MBS process has certain price and efficacy advantages over competing soil remediation technologies. However, the Company competes against firms that are significantly larger and have far greater capital, scientific and marketing resources than the Company.

Governmental Regulation

         The EPA is the principal federal agency responsible for environmental matters, including the disposal and discharge of hazardous substances. State and local governments are involved in implementing environmental programs on a state and local level. EPA, state and local policies can adversely affect the demand for the Company's services by relaxing regulations requiring tests, by delaying the effective date of regulations which require tests and by relaxing its enforcement efforts. Furthermore, to the extent that the budgets of administrating agencies are reduced, or funds not made available to them, the demand for the Company's services can also be adversely affected. Applicable federal legislation includes the RCRA, the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act, Toxic Substances Control Act, the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), and the Superfund Amendments and Reauthorization Act ("SARA") and the Technical Standards and Corrective Action Requirements for Owners and Operators of Underground Storage Tanks Act ("UST").

         The Company's activities and its facilities are subject to regulation under federal, state and local laws, ordinances and rules and regulations relating to the environment, environmental quality and occupational health and safety including the RCRA, OSHA and similar state laws and regulations promulgated thereunder. The Company receives and uses various hazardous chemicals in its environmental testing operations, and is licensed for these activities. While the Company believes that its operations have at all times been conducted in compliance with all federal, state and local environmental laws and regulations, any business handling hazardous waste is subject to potential contingent liabilities under certain of these laws. The full impact of applicable laws and regulations on the Company is difficult to predict because of their complex nature and the possibility of changes, and because of political and economic pressures. In connection with the Company's business of waste analysis, the Company believes it is acting in compliance with applicable environmental laws.

         In response to the increasing public and private awareness to the long term results from previous remediation initiatives, the EPA has submitted changes to rules defining the acceptable levels of Toxic Characteristics (TC) metals, and is attempting to have these changes enacted in the near future

(see chart below of a sample of these proposed changes). The EPA's goal is to abandon the levels set in the RCRA and adopt the far more stringent Universal Treatment Standards (UTS). These proposed changes to the acceptable TC levels benefit the Company, because MBS is already capable of achieving these new levels without additional cost, equipment, or volume increase for the treated materials. Management believes that the same cannot be said for most competitors in the market. Management also believes that traditional technologies are probably not capable of achieving the proposed new levels without significant cost increases.

-------------------------------------------------------------------------------------------------------------------
                            SAMPLE OF PROPOSED CHANGES FOR TOXIC CHARACTERISTICS METALS
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
TC METAL                               Old Approved              Proposed New                  % Variance
                                        RCRA Levels              "UTS" Levels
-------------------------------------------------------------------------------------------------------------------
Arsenic                                       5.0                      5.0                        (N/C)
-------------------------------------------------------------------------------------------------------------------
Barium                                      100.0                      7.6                        92.4%
-------------------------------------------------------------------------------------------------------------------
Cadmium                                       1.0                     0.19                        81.0%
-------------------------------------------------------------------------------------------------------------------
Chromium (Total)                              5.0                     0.86                        82.8%
-------------------------------------------------------------------------------------------------------------------
Lead                                          5.0                     0.37                        92.6%
-------------------------------------------------------------------------------------------------------------------
Mercury (Retort Residues)                     0.2                      0.2                        (N/C)
-------------------------------------------------------------------------------------------------------------------
Mercury (All Others)                          0.2                    0.025                        87.5%
-------------------------------------------------------------------------------------------------------------------
Selenium                                      1.0                     0.16                        84.0%
-------------------------------------------------------------------------------------------------------------------
Silver                                        5.0                     0.30                        94.0%
-------------------------------------------------------------------------------------------------------------------


Insurance

         The Company maintains a Commercial General Liability Policy on an occurrence basis which expires June 1998 with an aggregate limit of $4,000,000 and a Contractors Pollution Liability Policy with liability coverage of $2,000,000 on a claims-made basis with a $25,000 deductible which expires June 1998. The Commercial General Liability Policy contains various exclusions, including claims related to discharge of pollutants, radioactive matter, and asbestos.

         The Company intends to maintain the same coverage, either by renewal or by obtaining similar coverage. However, no assurances can be given that the Company will be able to maintain any or all of the above described policies of insurance which may also be canceled before expiration in accordance with the terms of each policy. Further, while management believes this coverage is adequate, there can be no assurance that a recovery or settlement of a material claim will not exceed the Company's coverage.

         All of the aforementioned policies are maintained by the Company through the Reliance Insurance Company and Hartford Insurance Company.

Employees

         As of September 30, 1997, the Company had twenty full time employees. Of these employees four were executives, five were engaged in sales, three in technical activities and eight were in administrative and support functions.

         The Company is not subject to any collective bargaining agreement and management believes that its employee relations are good.

Item 2:  Management's Discussion and Analysis or Plan of Operation

         The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Results of Operations

Three Months Ended September 30, 1997 Compared to the Three Months Ended September 30, 1996.

         Aggregate revenue increased to $1,238,261 from $206,171, an increase of $1,032,090 or 501% for the first three months ended September 30, 1997 when compared to the same period in 1996. This resulted primarily from the licensing of the Company's Molecular Bonding Technology (MBS(R)) in China, the renewal of its licensing agreement in the United Kingdom, a non-refundable option receipt for a licensing agreement in Europe, and from increased remediation projects in the U.S.

         Cost of sales increased $64,741 or 30.3% when comparing the first three months of fiscal 1998 to the comparable period in fiscal 1997. This increase is primarily from the increased remediation work noted above.

         Gross profit increased to $960,165 from ($7,184), an increase of $967,349 for the first three months of fiscal 1998 when compared to the same period in fiscal 1997. As indicated above, this resulted essentially from new or renewed licenses for the Company's technology and from increased remediation business. In addition, gross profits were enhanced from improvements made in project costs as a result of the intensive R&D effort in fiscal 1997.

         Selling, general and administrative expenses ("SG&A") decreased $77,420 or 13.0% for the first three months ended September 30, 1997 as compared to the same period in 1996. This decrease was essentially from (i) reduced spending on Office, Printing and Related Expenses ($25,855); Rent ($15,148); Salaries and Wages ($32,903); and Telephone ($9,458); (ii) a Foreign Exchange Gain of $123,912; and (iii) partially offsetting increased spending on Consulting & Management Fees ($130,998).

         The Company experienced a net profit of $529,987 for the three months ended September 30, 1997 compared to a net loss of $604,805 during the same period in 1996. This turnaround of $1,134,792 as indicated above, resulted primarily from (i) increased remediation business; (ii) licensing fees in fiscal 1998 with no comparable amounts in fiscal 1997; (iii) improvements made on project costs; (iv) other income from a joint venture relationship; and (v) reduced operating expenses.

Fiscal Year Ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

         Revenue from remediation and disposal sales decreased $1,187,755 or 63%. This decline was primarily due to the recognition of a deferred revenue item totaling $750,000 in fiscal 1996 from the previous fiscal year with no comparable offset in fiscal 1997; and from the Company's focus in fiscal 1997 away from operations toward the further research and development of the Molecular Bonding System (MBS(R)) for in-line applications, and the demonstration of its technology for the Environmental Protection Agency (EPA) and the British Columbia Ministry of Environment (BCMOE). In addition, revenue from training declined $87,279 or 63% essentially from the Company de-emphasizing this limited growth area as it concentrated on the areas noted above.

         Costs of sales for environmental clean up and waste disposal increased $178,507 or 20.0% when comparing fiscal 1997 to fiscal 1996. This increase was principally attributable to higher than anticipated startup costs on the Company's first in-line project. Partially offsetting this increase was reduced cost of sales of $3,707 or 24.9% from the lower training institute volume noted above.

         Gross profit declined $1,499,834 or 130% primarily from the recognition of the $750,000 deferred revenue item in fiscal 1996 noted above which did not have related costs associated with it; and from the undertaking of certain remediation jobs in fiscal 1997 with lower than normal production volumes and accordingly higher unit costs. These jobs helped establish a track record in a market targeted for significant future growth and helped establish a preliminary cost structure from which subsequent reductions could be accomplished once the Company goes into full operation.

         In the aggregate operating expenses declined $185,118 or 5% from $3,641,463 in fiscal 1996 to $3,456,345 in fiscal 1997. This was accomplished through strict control over spending in fiscal 1997 as the Company focused its attention towards the enhancement of its Molecular Bonding System technology and towards gaining recognition in the environmental community. In addition, in total certain other significant variances occurred in the following expense categories when compared to fiscal 1996:




                                                      Fiscal 1997                   Fiscal 1996
                                    ------------------------------------------------------------
                                      A&G              R&D           Total              Total
                                    ------------------------------------------------------------
Bad debts                           $ 41,690         $      0      $   41,690        $   676,310
Consulting & management fees        $ 33,704         $188,759      $  222,463        $   272,048
Legal accounting & audit            $227,256         $ 81,167      $  308,423        $   364,321
Salaries & wages                    $302,945         $903,706      $1,206,651        $ 1,096,509


         In fiscal 1996 the Company wrote off a receivable for approximately $600,000 that related to a project that was halted due to a continuing dispute between independent third parties. This write-off was a one-time occurrence, and accordingly, only effected fiscal 1996.

         The Company spent $49,585 less in fiscal 1997 for consulting and management fees and $110,142 more for salaries and wages. The nature of the work in fiscal 1997 dictated that it would be more effectively accomplished internally than through outside services.

         Legal accounting and audit fees decreased $55,898 in fiscal 1997. This was accomplished by utilizing internal staff to accomplish some of the work that was previously handled by our outside lawyers and accountants.

         Fiscal 1997's consolidated statement of operations & deficit reflects a loss of $3,827,599 of which $1,968,910 was directly related to spending on research and development. This further "investment" in the research and development without significant offsetting revenues at this time included demonstrations for the EPA and the BCMOE, undertaking several low margin or loss-leader projects to advertise the benefits of MBS to the environmental community, by looking into new and improved products for the remediation market, and by exploring ways to make the components of MBS more cost effective. The increased loss of $1,410,742 from fiscal 1996 occurred primarily from the recognition of the deferred revenue item in fiscal 1996 with no comparable offset in fiscal 1997 and from the Company's commitments to the further development of MBS.

         The Company's emphasis on R&D in fiscal 1997 noted above has so far achieved some very positive results which should have significant long-term benefits. MBS is consistently meeting the stringent criteria of UTS testing procedures (scheduled for introduction within a year) with less chemical reagent additions than any other remediation process known in the industry. "In-Situ" applications of MBS (ground soils are treated without being previously excavated and screened) are now available to the Company. In addition, early test results using alternative chemical ingredients in the Molecular Bonding System approach indicate that they are not only less expensive with equal efficacy, but are possible solutions to such contaminants as radionuclides.

Fiscal Year Ended June 30, 1996 Compared to Fiscal Year Ended June 30, 1995

         Aggregate revenues increased approximately $850,382 or approximately 66.4% in fiscal 1996 as compared to fiscal 1995. This increase in aggregate revenues was primarily attributable to the recognition into income deferred revenue from fiscal 1995 of $750,000 (see detailed explanation above). In addition, environmental cleanup and waste disposal revenue increased $78,978 primarily from increased transportation and disposal activity; other income increased $65,385 mostly from interest income from investing the proceeds from various Company stock sales; partially offset by decreased revenue of $93,981 from the training institute due to increased competition in OSHA training.

         Cost of sales increased $259,154 or approximately 40.0% during fiscal 1996 as compared to fiscal 1995. This increase occurred primarily from increased environmental cleanup and waste disposal costs increasing $367,726 as a result of increased transportation and disposal activity, which is less profitable than remediation work; partially offset by reduced training institute costs of $108,572 from reduced classes and attendance.

         Gross profit increased $591,228 when comparing fiscal 1996 to fiscal 1995. This increase resulted primarily from the inclusion of a $750,000 non-refundable deposit from a job that commenced in fiscal 1995, but was abandoned in fiscal 1996; a $50,000 licensing fee received in fiscal 1996; increased interest income of $65,386 from the temporary investment of proceeds from the sales of the Company's stock; partially offset by reduced gross profit from cleanup and waste disposal jobs totaling $288,748.

         SG&A expenses increased $2,633,962 in fiscal 1996 as compared to fiscal 1995. This increase resulted mostly from the following:

         (a) Bad debts increased $645,362 in fiscal 1996 from the $30,948 experienced in fiscal 1995. This increase was essentially from an allowance established for a project that was initiated in fiscal 1995 and halted as a result of a continuing dispute by independent third parties; and accordingly, the collectibility of the receivable balances was uncertain;

         (b) Consulting and management fees increased $171,955 primarily from the Company's initiatives to improve its MBS technology;

         (c) Insurance increased $47,595 primarily from the increase in insurable assets;

         (d) Legal, accounting and audit fees increased $241,959 from the Company defending its positions surrounding several trading halts, moving to the Electronic Bulletin Board, and from the Company's initiative to strengthen its contractual agreements from ongoing operations;

         (e) Rent increased $66,360 from the Company's expansion into Puerto Rico, moving to West Nyack, New York to accommodate increased space requirements, and from an increase in rent at its Saddle Brook, New Jersey location;

         (f) Salaries, wages and related benefits increased $680,601 or 164% as the Company migrated from its developmental stage to its organizational stage, and finally to its operational stage. Specifically, a full time CFO and Controller were hired to strengthen the Company's financial operation; management and other administrative employees were either hired in fiscal 1996 and/or sometime in fiscal 1995; full time operational employees were hired to perform environmental clean ups; and staff was hired to strengthen the environmental training business. In addition, the Company initiated a health benefit program for its employees to be competitive in the labor market;

         (g) Telephone expense increased $23,256 or 39% as a result of the increased staffing and other activities noted above;

         (h) Travel expense increased $59,395 or 126% essentially from the increased sales and administrative activities incurred in fiscal 1996;

         (i) Corporate development and marketing increased $240,449 or 248% essentially from the increase in the sales force to make deeper penetrations into the environmental clean up and waste disposal businesses;

         (j) Depreciation and amortization expenses increased $279,821 primarily from the commencement of amortization on waste disposal rights totaling $216,563.

         The Company's net loss increased from $374,123 in fiscal 1995 to $2,416,857 in fiscal 1996, an increased loss of $2,042,734. This loss occurred primarily from the commencement of the amortization on waste disposal rights ($216,563) without any corresponding revenue; the establishment of an allowance against balances due from a job that had been delayed as a result of a dispute with outside third parties ($638,926); with the balance from the migration from developmental to organizational to operational modes without a corresponding increase in revenue.

Liquidity and Capital Resources

         At September 30, 1997, the Company had working capital of $1,607,822 compared to a working capital deficiency of $283,426 at June 30, 1997. This turnaround in working capital resulted primarily from: (i) the Company's profitable first quarter; (ii) a significant infusion of capital through the exercising of options and warrants; (iii) the overall reduction in payables; and (iv) from an increase in related party receivables being treated as short-term loans.

Net Cash Provided by Operations

         The Company's operations for fiscal 1997 used net cash of $3,251.132, as compared to $1,940.081 in fiscal 1996. This increase of $1,311,051 was primarily due to the Company's further investment in its MBS technology.

Cash Flows from Investing Activities

         The net cash used for investing activities in fiscal 1997 was $505,454 as compared to $352,758 used for the comparable period in 1996.

Cash Flows from Financing Activities

         The net cash provided by financing activities in fiscal 1997 of $3,476,077 was $1,368,136 more than the $2,107,941 in fiscal 1996. This increase in financing resulted primarily from increased sales of the Company's stock which occurred mostly from the exercise of stock options.

         The carrying value for the waste disposal rights ($1,732,500 at June 30, 1997 and $1,679,359 at September 30, 1997) represents a significant portion of the Company's assets. Measurement of the recoverability of the carrying value is based on an assessment of the waste disposal rates currently existing in the New York and New Jersey areas, and at other areas where Thermo Tech plants are located, and on the assumption that the relocation of the Corinth plant and/or some other Thermo Tech plants will be in operation in the near future. However, it is reasonably possible, based on existing knowledge, that changes in future conditions in the near term could require a material change in the estimated recoverable amount.

         In April 1995 the Company, in a private placement, sold an aggregate of 180,306 shares of Common Stock at a price of (Cdn) $1.32 per share for proceeds of (Cdn) $238,004. These private placement holders were also granted a two year option to purchase an additional 180,306 shares of the Company's Common Stock, exercisable in whole or in part during the first year allowed by the Vancouver Stock Exchange ("VSE") at (Cdn) $1.32 per share and during the second year at (Cdn) $1.52 per share.

         In August 1995 the Company, in a private placement, sold an aggregate of 467,940 shares of the Company's Common Stock at a price of (Cdn) $3.70 per share resulting in proceeds of (Cdn) $1,731,378. These private placement holders were also granted a two year option to purchase an additional 467,940 shares of the Company's Common Stock, exercisable in whole or in part during the first year allowed by the rules of the VSE at (Cdn) $3.95 per share and during the second year at (Cdn) $4.50 per share.

         In April and May 1997 the Company issued $500,000 principal amount of its 4% Senior Subordinated Convertible Debentures Due March 31, 2000 (the "Debentures") in a private offering transaction exempt from registration under Rule 504 under Regulation D promulgated under the Securities Act of 1933, as amended. The Debentures were convertible at the option of the holder, 30 days after the issuance into shares of the Company's Common Stock at the lesser of
0.70 times the average high closing bid price of the Common Stock on the five consecutive trading days ending two days before the conversion date or $4.00 per share. Through June 1997, the holders have converted $500,000 of the Debentures into 264,355 shares of the Company's Common Stock.

         On June 26, 1997 the Company sold 131,457 shares of Common Stock in a private placement at a price of (U.S.) $1.75 per share resulting in gross proceeds of (U.S.) $230,050. These private placement holders were also granted a two year option to purchase an additional 131,457 shares of the Company's Common Stock, exercisable in whole or in part during the first year at (U.S.) $1.75 per share and (U.S.) $2.00 during the second year.

         The Company is subject to normal inflationary trends and anticipates that any increased costs should be passed on to its customers.

Item 3:  Description of Property

         The Company occupies an office of approximately 7,000 square feet at 250 West Nyack Road, West Nyack, New York pursuant to a sublease agreement commencing March 1, 1996 for a six year term at a rent of (U.S.)
$12,000 per month.

         The Company also occupies an office at 1413 Juncos Avenue, Santurce Puerto Rico. The Company entered into a four year lease commencing June 1, 1996 with a monthly rent of (U.S.) $675 and has prepaid (U.S.) $27,385.68 in rent by allowing Dr. Robert Sheldon, President of 1413 Fernandez Juncos, Inc. (the landlord of the premises) to exercise warrants previously issued to him.

         The Company also occupies an office at 105-1093 West Broadway, Vancouver, British Columbia pursuant to a month to month lease arrangement at a monthly rent of (U.S.) $600. The Company also occupies an office at 515 Victor Street, Saddle Brook, New Jersey pursuant to a one-year lease agreement commencing May 1, 1997, with a monthly rent of (U.S.) $1,300 for the first six months and (U.S.) $1,400 for the remaining six months.

         The Company also maintains offices in their salesman's homes in Saskatchewan, Canada, and Kansas, U.S.A. The Company has no written leases for these offices and pays no monthly rent for them.

         Management believes that all of the aforementioned properties are adequately covered by insurance.

Item 4:  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth as of September 30, 1997, the beneficial ownership of voting securities of the Company by each person known to the Company to be beneficial owners of more than 5% of any class of its voting securities as well as beneficial ownership of equity securities of the Company by each of its directors and its directors and officers as a group.

                                             Number of Shares                      Approximate
Name and Address of                          of Common Stock                      Percentage of
   Beneficial Owner                       Beneficially Owned (1)                    Class (2)
   ----------------                     ------------------------                    ---------
Peter R. Mantia                                  201,000(3)                          1.14%
7 Cutler Court
Wesley Hills, NY  10901

James Spartz                                     328,123(4)                          1.84%
320 Elbert Street
Ramsey, NJ  07446

John A. VanDuzen                                 124,800(5)                          0.65%
5184 Sonora Drive
Vancouver, BC V7R 3V6

W. Bryan Fair                                     83,000(6)                          0.47%
1309 W. 8th Avenue
Vancouver, BC  V6H 3W4

Bernadette Anderton                                                                  0.68%
916 West Broadway                                119,608(7)
Vancouver, BC V5Z 1K7

Arle L. Pierro                                 2,437,012(8)(9)                      13.58%
661 North Broadway
Upper Nyack, NY  10960

Donald G. Atkinson                                34,000(10)                          0.2%
1004 Seaside Drive
Sooke, BC  V0S 1N0

All Officers and Directors                     3,327,543                            17.74%
  as a group (7 persons)

----------

(1) Information with respect to beneficial ownership is based upon information provided by each stockholder.

(2) Based upon 17,527,233 shares of Common Stock outstanding as of September 30, 1997 and, with respect to each stockholder, the number of shares which would be outstanding upon the exercise by such stockholder of outstanding options to acquire stock.

(3) Includes 170,000 shares of Common Stock issuable upon the exercise of stock options.

(4) Includes 305,000 shares of Common Stock issuable upon the exercise of stock options.

(5) Includes 115,000 shares of Common Stock issuable upon the exercise of stock options.

(6) Includes 79,000 shares of Common Stock issuable upon the exercise of stock options.

(7) Includes 110,000 shares of Common Stock issuable upon the exercise of stock options.

(8) Mrs. Pierro is married to Joseph Kemprowski who is a consultant to the Company and formerly served as an officer and director. Mrs. Pierro disclaims any beneficial ownership of the shares owned by Mr. Kemprowski.

(9) Includes 1,594,837 shares of Common Stock in escrow registered in the name of Coastal Charters and Yacht Sales Ltd. but transferred to Ms. Pierro subject to regulatory approval, which is still pending. Includes 415,000 shares of Common Stock issuable upon the exercise of stock options.

(10) Includes 34,000 shares of Common Stock issuable upon the exercise of stock options.

Item 5:  Directors, Executive Officers, Promoters and Control Persons

         Set forth below are the names and ages of and the positions and offices held by each of the directors and executive officers of the Company as of December 1, 1997.

                                                     Positions and Officers presently
Name                                Age              held with the Company
----                                ---              ---------------------------------
Peter Mantia                        50               President and Director

James G. Spartz                     45               Senior Vice-President and Director

John A. VanDuzen                    56               Director

Bernadette Anderton                 46               Secretary and Director

Arle L. Pierro                      49               Senior Vice President and Director

Donald G. Atkinson                  68               Director

W. Bryan Fair                       40               Director

         A director is elected to hold office until the next annual meeting of shareholders and until his successor is elected and qualified. Vacancies of the Board of Directors may be filled by the remaining directors until the next annual meeting of shareholders.

         Mr. Mantia became President and a Director of the Company in February 1995. Mr. Mantia was the Corporate Purchasing Manager of BMW of North America from 1986-1996, a National Purchasing Agent from 1982-1986, and a Senior Buyer for BMW of North America from 1979-1982.

         Mr. Spartz became Senior Vice-President and Director of the Company and Vice president of EPS Environmental, Inc. in December 1992. From October 1994 to February 1995 Mr. Spartz was the President of the Company. Mr. Spartz is the co-founder of Spartz-McIntyre Group, Inc. a marketing service company.

         Mr. VanDuzen became a Director of the Company in September 1994. Mr. VanDuzen is currently the president of International-En-R-Tech Inc., a manufacturer of innovative lighting techniques, and a director of United Gunn Resources Ltd. a mining, oil and gas company. Prior to becoming a Director Mr. VanDuzen was self-employed, operating a consulting sales and promotion business.

         Ms. Bernadette Anderton became the Company's Secretary and a Director of the Company in November 1994. Prior to being named Secretary of the Company, Ms. Anderton served as the Administration/Accounting manager in the Company's Vancouver office.

         Ms. Pierro has been a Vice President with EPS Environmental, Inc. since May 1991, and has been a Director and Senior Vice President of the Company since March 1994. From 1987 to 1991 Ms. Pierro was the owner and president of Pierro Jewelers, Inc.

         Mr. Atkinson became a Director of the Company in August 1996. Since 1989 Mr. Atkinson has owned and operated a private consulting company working with small private companies in the clothing business.

         Mr. Fair has been with the Company since October 1991 occupying such positions as accountant, Vice President of Administration, Acting President and Director. Currently, Mr. Fair serves as a member of the Board of Directors. Mr. Fair is also a distance education technologist at the British Columbia Institute of Technology.


Item 6:  Executive Compensation

         The following sets forth all cash compensation earned in the previous three years by the Company's CEO. There are no other executive officers whose annual salary exceeded $100,000 during any of the last three fiscal years:

Name and Principal                                                             All other
Position                            Year           Salary $     Bonus       $ Compensation
---------------------------         ----           --------     ------        ------------

Peter Mantia                        1997            105,417       -0-             -0-
                                    1996             81,750       -0-             -0-
                                    1995             42,000       -0-             -0-

Stock Option Plan

         On August 22, 1996 the Company initially canceled 18,000 employee incentive stock options from a total of 800,000 that were granted on September 11, 1995, and expiring on September 12, 2000. On December 6, 1996 an additional 45,000 were canceled bringing the total to 737,000. These canceled options were the result of particular individuals who were either no longer employed or associated with the Company. In addition, to reflect the then current trading price of the Company's shares and the fact that the Company's shares are now trading exclusively in U.S. dollars, on September 9, 1996 the option price per share was reduced from (Cdn) $13.16 per share to (U.S.) $4.80. On November 19, 1996 and on December 6, 1996 these options were further reduced to (U.S.) $3.65 and (U.S.) $1.75, respectively.

         On December 6, 1996 the Company canceled 20,000 employee incentive stock options from a total of 194,200 that were granted on July 13, 1995 and expiring on July 13, 2000. These canceled options were the result of a particular individual who was no longer associated with the Company. In addition, to reflect the then current trading price of the Company's shares and the fact that the Company's shares are now trading exclusively in U.S. dollars, on December 6, 1996 the option price per share was reduced from (Cdn) $4.00 per share to (U.S.) $1.75.

         On January 6, 1997 the Company granted employee incentive stock options to employees and directors to acquire up to 363,000 shares at (U.S.) $1.75 per share through January 6, 2002.

         On June 9, 1997 the Company granted employee incentive stock options to employees, directors and other individuals associated with the Company to acquire up to 3,213,073 shares at (U.S.) $1.75 per share through June 9, 2002.


Item 7:  Certain Relationships and Related Transactions

         As of Septmber 30, 1997 Arle Pierro, an officer and director of the Company, was indebted to the Company in the amount of $400,520.

         As of September 30, 1997 Joseph S. Kemprowski, a consultant to the Company who is also Arle Pierro's husband, was indebted to the Company in the amount of $143,648.

         As of September 30, 1997 Alise Pierro, an employee with the Company who is also the daughter of Arle Pierro, was indebted to the Company in the amount of $113,750.

         As of September 30, 1997 James Spartz, an officer and director of the Company, was indebted to the Company in the amount of $264,542.

         As of September 30, 1997 Peter Mantia, an officer and director of the Company, was indebted to the Company in the amount of $72,025.

         As of September 30, 1997 John Van Duzen, a director of the Company, was indebted to the Company in the amount of $15,647.

         As of September 30,1 997 Bernadette Anderton, an officer and director of the Company, was indebted to the Company in the amount of $6,938.

         As of September 30, 1997 No. Catalytic, a company owned by Bernadette Andertson's husband who is also an employee of the Company, was indebted to the Company in the amount of $11,664.

         As of September 30, 1997 Wiener Works, a business owned by Bryan Fair, a director of the Company, was indebted to the Company in the amount of $38,452.

         As of September 30, 1997 the Company loaned an aggregate of $184,206 to employees and consultants of the Company.

         Each one of the foregoing indebtedness was fully collateralized subsequent to September 30, 1997. All of the collateral is currently being liquidated and the Company expects that these loans will be repaid in full by December 31, 1997.

         All future transactions and indebtedness between the Company and officers, directors and 5% shareholders will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of the independent, disinterested directors of the Company.


Item 8:  Description of Securities

         The following description relating to the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation, as amended, and Company Act, which are exhibits to this registration statement.

Common Stock

         The Company is authorized to issue 200,000,000 shares of Common Stock, no par value. As of September 30, 1997 17,527,233 shares of Common Stock were issued and outstanding. The shares of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratable in all of the assets of the Company available for distributions to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) are not subject to pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto, and (iv) are entitled to one non-cumulative vote per share on all matters which stockholders may vote on at all meetings of stockholders. All outstanding shares of Common Stock are fully paid and non-assessable.

         The Company has paid no cash dividends and it is not anticipated that any cash dividends will be paid in the foreseeable future. In all events, the declaration of cash dividends will depend upon future earnings, if any, the financial needs of the Company, and other pertinent factors.

         The Company's Transfer Agent is The R-M Trust Company, Vancouver, British Columbia.

         The foregoing statement is a summary of the rights and privileges of the holders of the Company's Common Stock. It does not purport to be complete and is subject to the provisions of the corporation law of the Yukon Territory and to the terms of the Company's Certificate of Incorporation and Company Act.

         The Company intends to furnish its stockholders with annual reports of its operations, containing audited financial statements and with additional information concerning the business and affairs of the Company whenever deemed appropriate by the Board of Directors.

                                    PART II

Item 1:  Market Price of and Dividends on the Registrant's Common Equity and
                  other Shareholders Matters

         The Company's Common Stock is traded in the over-the-counter market via the Electronic Bulletin Board under the symbol "SLUP". The following table shows the range of high and low bid quotations for shares of the Company's Common Stock for the calendar quarters indicated. Prior to August 6, 1996, the Company's Common Stock was traded on the Vancouver Stock Exchange ("VSE"). Prices prior to August 6, 1996 are not presented.

                                                                         (In U.S. Dollars)
                                                                       High             Low
                                                                       ----             ---
         1997
         ----
         First Quarter                                                 $ 6.50           $ 1.69
         Second Quarter                                                $ 4.19           $ 2.31
         Third Quarter                                                 $ 3.87           $ 1.91
         Fourth Quarter (through December 12, 1997)  $ 6.19            $ 3.37

         1996

         Third Quarter (beginning August 6, 1996)                      $ 9.12           $ 1.15
         Fourth Quarter                                                $ 7.81           $ 1.53

         As of December 12, 1997, the Company's Common Stock was held of record by 367 persons. The Company estimates that there are at least 5,000 additional shareholders whose shares are held by brokerage firms, banks and depositories. On that date, the last bid and asked price on the Electronic Bulletin Board was $3.94 and $4.12.


Item 2:  Legal Proceedings

         The Company is subject only to routine legal proceedings incidental to the Company's business which do not involve claims for damages exceeding 10% of the Company's current assets.


Item 3:  Changes in and Disagreement with Accountants

         None to be reported

Item 4:  Recent Sales of Unregistered Securities

         Until August 1996, the Company's Common Stock was traded solely on the Vancouver Stock Exchange ("VSE"). Each of the following transactions were made in compliance with the rules of the VSE.

         (1) In July 1994 the Company, in a private placement, sold an aggregate of 175,205 shares of Common Stock at a price of (Cdn) $0.488 per share for proceeds of (Cdn) $85,500. The private placement holder was also granted a two year option to purchase an additional 175,205 shares of the Company's Common Stock, exercisable in whole or in part during the first year allowed by the VSE at (Cdn) $0.488 per share and during the second year at
(Cdn) $0.56 per share. The purchaser in this private offering was Geoffrey Mattana. No commissions were paid by the Company in connection with this transaction.

         (2) In December 1994 the Company entered into a debt settlement agreement whereby in exchange for debts of EPS Environmental, Inc. and the Company totaling (Cdn) $499,350 the Company issued an aggregate of 337,399 shares of Common Stock, valued at (Cdn) $1.48 per share, to the following:
Edwina Beauclair; Edward Brodie; Harvey Lenchner; Loeb & Loeb; Charles Ras; Paul and Sal Rutiagliano; James Sivolella; Michael Stramiello; Leonard Train; Joseph D. Kemprowski; William J. Malinchak; Alise M. Pierro; Noel M. Spindler; Tom Spartz; Canadian Imperial Bank; Golden Capital Corp.; Tupper Jonsson & Yeadon; Metropolitan Recycling; Shigeo Ban; and J.T. Anderton. No commissions were paid by the Company in connection with this transaction.

         (3) In April 1995 the Company, in a private placement, sold an aggregate of 180,306 shares of Common Stock at a price of (Cdn) $1.32 per share for proceeds of (Cdn) $238,004. These private placement holders were also granted a two year option to purchase an additional 180,306 shares of the Company's Common Stock, exercisable in whole or in part during the first year allowed by the "VSE" at (Cdn) $1.32 per share and during the second year at
(Cdn) $1.52 per share. The purchasers in this private offering were as follows: Yolanda Lipschitz; Jonathan Mattana; Jonathan Mattana Pension Plan; W.T. O'Reilly; Jonathan H. Simon; Jill H. Simon; and Weston Equities Inc. Defined Benefit Pension Plan. No commissions were paid by the Company in connection with this transaction.

         (4) In August 1995 the Company, in a private placement, sold an aggregate of 467,940 shares of the Company's Common Stock at a price of (Cdn) $3.70 per share resulting in proceeds of (Cdn) $1,731,378. These private placement holders were also granted a two year option to purchase an additional 467,940 shares of the Company's Common Stock, exercisable in whole or in part during the first year allowed by the rules of the VSE at (Cdn) $3.95 per share and during the second year at (Cdn) $4.50 per share. The purchasers in this private offering were as follows: Ira Altfeder; Arel Company; Stephen Briggs; Frederick and Debra Brosowsky; William Coles; Michael Devaney; Harry and Sophie Domansky f/b/o/ Elissa Domansky; Harry and Sophie Domansky f/b/o/ Scott Domansky; Francis Dubie; Fred Edmaiston; Vic Evans; Kenneth Fagan; John F. Forlenza; Dr. Irving Horowitz; Jason Horowitz; Paul R. Johnston; Stanley Kahn; David Klein; Daniel Lewis; Yolanda Lipschitz; Joseph

Lombardi; Eugene Long; Jeremy Lubcher; William Malinchak; Harry Markowitz; Jonathan Mattana, i/t/f Zoe Mattana; Geoffrey Mattana; Donald Nowicki; Joel Portnoy; Nancy Portnoy; Bernard Rapoport; RENP Corp. Profit Sharing Plan/Harry Domansky; Edward Schultz; Howard Schwartz; Michael Schwartz; Dr. Robert Sheldon; Seymour Shlomchik; Charles Smith; Dr. Ruby Stern; Thermo Tech Technologies Inc.; and Steve Tuck. No commission were paid by the Company in connection with this transaction.

         Commencing August 6, 1996, the Company's Common Stock was quoted on the Electronic Bulletin Board:

         (1) In April and May 1997 the Company issued (U.S.) $500,000 principal amount of its 4% Senior Subordinated Convertible Debentures Due March 31, 2000 (the "Debentures") in a private offering transaction exempt from registration under Section 3(b) and Rule 504 under Regulation D promulgated under the Securities Act of 1933, as amended. The Debentures were convertible at the option of the holder, 30 days after the issuance into shares of the Company's Common Stock at the lesser of 0.70 times the average high closing bid price of the Common Stock on the five consecutive trading days ending two days before the conversion date or (U.S.) $4.00 per share. The purchasers of the Debentures are Alberto Ardissone and Sparta Capital Ltd. Through June 1997 the holders have converted (U.S.) $500,000 of the Debentures into 264,355 shares of the Company's Common Stock. The securities were sold through a placement agent who received commissions of 13% of the gross proceeds of the offering.

         (2) On May 31, 1997, the Company issued to Ray R. Djurin and Ellen J. Djurin, 100,000 shares of Common Stock as a deposit on a revenue inducement joint venture agreement between their Company, TriState Restoration Company, Inc. and the Company. The closing bid price of the Company's Common Stock on May 31, 1997 was (U.S.) $2.50. No commissions were paid in connection with this transaction. The aforementioned stock was privately offered and issued to these individuals in reliance upon an exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         (3) On June 26, 1997 the Company sold 131,457 shares of Common Stock in a private placement at a price of (U.S.) $1.75 per share resulting in gross proceeds of (U.S.) $230,049.75. These private placement holders were also granted a two year option, exercisable in whole or in part, to purchase an additional 131,457 shares of the Company's Common Stock during the first year at (U.S.) $1.75 per share and to purchase an additional 131,457 shares of the Company's Common Stock at (U.S.) $2.00 during the second year. The purchasers in this offering were: Bernard and Barbara Shulman; Jan and Barbara Atlas; Elizabeth and Stephen Beloyan; Elizabeth and Mark Beloyan; Stephen and LeAnn Beloyan; Lionel Beloyan; Charles Ras; Louis Croes Jr.; Ken and Joyce Stampe; Robert Mucci; 501254 Alberta Ltd.; National Group Insurance Ltd.; Margo Kaufman; and W. Robert Vance. No commissions were paid by the Company in connection with this transaction. This transaction was exempt from registration under Section 3(b) and Rule 504 under Regulation D promulgated under the Securities Act of 1933, as amended.

         (4) On June 30, 1997 the Company entered into a debt settlement agreement whereby in exchange for debts of EPS Environmental, Inc. and the Company totaling (U.S.) $420,565 the Company issued an aggregate of 238,693 shares of Common Stock, valued at between (U.S.) $1.50 and (U.S.) $2.00 per share, to the following: Advanced Chemicals; Wickberg Marine Contracting; Schaefer Transportation; Charles Ras; Martin E. Janis & Company; O'Brien & Gere Laboratories; Clark, Wilson; MacKay and Partners, and Debra Bereck. No commissions were paid in connection with this transaction. The aforementioned stock was privately offered and issued to these individuals in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         (5) On December 15, 1997, the Company's Board of Directors approved a previous agreement between the Company, M.H. Meyerson & Co., Inc. ("Meyerson") and Brookehill Equities, Inc. ("Brookehill"). The agreement calls for Meyerson and Brookehill to perform various investment banking and consulting services for the Company. The agreement expires on June 3, 2001 except that it grants each of the parties a right to terminate it at any time. As compensation for their service, Meyerson and Brookehill received warrants to purchase a total of 300,000 shares of the Company's Common Stock at $7.50 per share, which are exercisable until June 3, 2001. Recently, the Company and Meyerson entered into a separate addendum to the agreement, also approved by the Board on December 15, 1997, pursuant to which Meyerson agreed to perform a due diligence review at its cost, expanded the scope of its services to include the international sphere, and agreed not to exercise its termination right until at least October 22, 2000. In connection therewith, Meyerson received additional warrants to purchase a total of 750,000 shares of the Company's Common Stock at $2,75 per share, which are exercisable until October 22, 2000.


Item 5:  Indemnification of Directors and Officers

         Pursuant to the Company Act of By Laws No. 1 of the Business Corporations Act of the Yukon, the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether or not brought by the Company or by a corporation or other legal entity or enterprise as hereinafter mentioned and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise, against all costs, charges and expenses including legal fees and any amount paid to settle the action or proceeding or satisfy a judgment, if he acted honestly and in good faith with a view to the best interests of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exercised the care, diligence and skill of a reasonably prudent person, and with respect to any criminal or administrative, action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that the Company shall not be bound to indemnify any such person, other than a director, officer or an employee of the Company, who shall have notice or who shall be deemed to have notice of this provision of the Company's Company Act and to have contracted with the Company in the terms hereof solely by virtue of his acceptance of such office or employment, if in acting as agent for the Company or as a director, officer, employee or agent of another corporation or other legal entity or enterprise as aforesaid, he does so by written request of the Company containing an express reference to the applicable provision of the Company's Company Act; provided that no indemnification of a director or former director of the Company, or director or former director of a corporation in which the Company is or was a shareholder, shall be made except to the extent approved by the Court pursuant to the Company Act or any other statute. The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not, of itself, create a presumption that the person did not act honestly and in good faith and in the best interest of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceedings, did not have reasonable grounds to believe that his conduct was lawful.

         The Company may indemnify any person other than a director in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for the Company unless such loss, damage, costs or expenses arises out of failure to comply with instructions, willful act or default or fraud by such person in any of which events the Company shall only indemnify such person if the directors, in their absolute discretion, so decide or the Company by ordinary resolution shall so direct.

         The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

         Subject to the Company Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or default, negligence, breach of trust or breach of duty.

         Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

         The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, a partnership, joint venture, trust or other enterprise against any liability incurred by him as a director, officer, employee or agent.

                                   PART F/S

Financial Statements and Supplementary Data

Index to Financial Statements and Supplementary Financial Data

                                                                  Page

Independent Auditor's Report                                       F-2

Comments by Auditors for U.S. Readers on Canada-U.S.
    Reporting Differences                                          F-3

Consolidated Statements of Operations and Deficit                  F-4

Consolidated Balance Sheets                                        F-5

Consolidated Statements of Cash Flows                              F-6

Notes to Consolidated Financial Statements                         F-7 - F-21

Schedule of Administrative and General Expenses                    F-22

Schedule of Research and Development Expense                       F-23

                           Solucorp Industries Ltd.

                       Consolidated Financial Statements

------------------------------------------------------------------------------
Solucorp Industries Ltd.
Consolidated Financial Statements
------------------------------------------------------------------------------

Years Ended June 30, 1997 and 1996                                        Page
------------------------------------------------------------------------------












Auditors' Report                                                             2

Comments by Auditors for U.S. Readers on Canada-U.S
 Reporting Differences                                                       3

Consolidated Statements of Operations and Deficit                            4

Consolidated Balance Sheets                                                  5

Consolidated Statements ofCash Flows                                         6

Notes to Consolidated Financial Statements                                  7-23

Schedule of Administrative and General Expenses                             24

Schedule of Research and Development Expenses                               25







------------------------------------------------------------------------------

Auditors' Report

To the Directors of
Solucorp Industries Ltd.

We have audited the consolidated balance sheets of Solucorp Industries Ltd. as at June 30, 1997 and 1996, and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted accounting standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 1997 and 1996, and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles.







Vancouver, Canada                                        "MacKay & Partners"
October 23, 1997                                          Chartered Accountants.


------------------------------------------------------------------------------
                                                                             2

                     COMMENTS BY AUDITOR FOR U.S. READERS
                    ON CANADA - U.S. REPORTING DIFFERENCES




In the United States , reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated October 23, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.






Vancouver, B.C.
December 15, 1997                                         Chartered Accountants.

















--------------------------------------------------------------------------------
                                                                             3

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Consolidated Statements of Operations and Deficit (US Dollars)
--------------------------------------------------------------------------------

                                                                    Three months ended                        Years ended
                                                                        September 30,                      June 30, June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                  1997               1996                1997              1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                     (Unaudited)        (Unaudited)
Revenues
       Environmental clean up and
          Waste disposal                                      $    538,261       $    193,336       $    686,447       $  1,874,202
       Training Institute                                             --               12,835             50,507            137,786
       License fees                                                700,000               --                 --               50,000
------------------------------------------------------------------------------------------------------------------------------------

                                                                 1,238,261            206,171            736,954          2,061,988
------------------------------------------------------------------------------------------------------------------------------------

Cost of sales
       Environmental clean up and
         waste disposal                                            278,096            209,688          1,070,174            891,667
       Training Institute                                             --                3,667             11,184             14,891
------------------------------------------------------------------------------------------------------------------------------------

                                                                   278,096            213,355          1,081,358            906,558
------------------------------------------------------------------------------------------------------------------------------------

Gross margin                                                       960,165             (7,184)          (344,404)         1,155,430

Investment and other income                                         90,090                 67              9,163             69,176
------------------------------------------------------------------------------------------------------------------------------------

                                                                 1,050,255             (7,117)          (335,241)         1,224,606
------------------------------------------------------------------------------------------------------------------------------------

Expenses
       Administrative and general
          (Schedule 1)                                             386,045            456,666            898,114          2,996,015
       Corporate development and
          Marketing                                                 53,992             58,458            282,784            337,599
       Amortization                                                 80,231             82,564            306,537            297,334
       Research and development (Schedule 2)                          --                 --            1,968,910             10,515
------------------------------------------------------------------------------------------------------------------------------------

                                                                   520,268            597,688          3,456,345          3,641,463
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                    529,987           (604,805)        (3,791,586)        (2,416,857)

Writedown of investment                                               --                 --               36,013               --
------------------------------------------------------------------------------------------------------------------------------------

Income (Loss) for the period                                       529,987           (604,805)        (3,827,599)        (2,416,857)
------------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning                                             (13,267,253)        (9,439,654)        (9,439,654)        (7,022,797)

Deficit, ending                                               $(12,737,266)      $(10,044,459)      $(13,267,253)      $ (9,439,654)
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share                                     $       0.03       $      (0.04)      $      (0.25)      $      (0.17)
------------------------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------
                                                                             4

------------------------------------------------------------------------------
Solucorp Industries Ltd.
Consolidated  Balance Sheets (US Dollars)
------------------------------------------------------------------------------

                                                                              September 30,            June 30,            June 30,
                                                                                   1997                 1997                 1996
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                         (Unaudited)

Current
       Cash                                                                  $    203,280         $     15,787         $    296,296
       Accounts  receivable net of allowance of $46,607
         (1997-$46,607; 1996-$9,763)                                               82,541               14,230               64,766

       Due from Smart International Inc.                                          500,000                 --                   --
       Due from Doe Run Company                                                      --                 56,630                 --
       Unbilled revenues                                                          234,537                 --                 63,630
       Loan receivable (note 3)                                                    50,000               50,000               50,000
       Due from related parties (note 4)                                        1,260,393              687,392               84,907
       Other receivables                                                           21,285              177,532                 --
       Inventories                                                                 54,990              101,205               57,372
       Prepaid expenses                                                           230,380               87,430                4,332
------------------------------------------------------------------------------------------------------------------------------------
                                                                                2,637,406            1,190,206              621,303

Long term investments (note 5)                                                    501,515              359,961              318,155

Revenue agreement inducement (note 6)                                             241,667              250,000                 --

Capital assets (note 7)                                                           338,734              334,971              247,310

Waste disposal rights (note 8)                                                  1,679,359            1,732,500            1,949,063
------------------------------------------------------------------------------------------------------------------------------------

                                                                             $  5,398,681         $  3,867,638         $  3,135,831
------------------------------------------------------------------------------------------------------------------------------------
Liabilities

Current
       Accounts payable and accrued liabilities                              $    756,477         $  1,166,328         $    719,634
       Billings in excess of earned revenues                                         --                 34,150                 --
       Loans payable (note 9)                                                     273,107              273,154              323,330
------------------------------------------------------------------------------------------------------------------------------------
                                                                                1,029,584            1,473,632            1,042,564
Due on waste disposal rights (note 8)                                           1,265,625            1,265,625            1,265,625
------------------------------------------------------------------------------------------------------------------------------------

                                                                                2,295,209            2,739,257            2,308,589
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity

Share capital (note 10)                                                        15,865,153           14,420,049           10,291,311
Deficit                                                                       (12,737,266)         (13,267,253)          (9,439,654)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                3,127,887            1,152,796              851,657
Less: cost of 8,000 shares held by the
        company's subsidiary                                                      (24,415)             (24,415)             (24,415)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                3,103,472            1,128,381              827,242
------------------------------------------------------------------------------------------------------------------------------------

                                                                             $  5,398,681         $  3,867,638         $  3,135,831
------------------------------------------------------------------------------------------------------------------------------------


Subsequent  Events (note 12)
                                                               Approved by the Directors:
Contingencies (note 14)

                                                               ------------------------          ------------------------
Commitments (note 16)                                          Director                          Director


--------------------------------------------------------------------------------
                                                                             5

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Consolidated Statements of Cash Flows (US Dollars)
--------------------------------------------------------------------------------

                                                                 Three Months Ended                           Years Ended
                                                              September 30,      September 30,          June 30,         June 30,
                                                                  1997               1996                 1997             1996
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                               (Unaudited)         (Unaudited)
Cash provided by (used in)

Operating Activities
      Income (Loss) for the period                             $   529,967        $  (604,805)       $(3,827,599)       $(2,416,857)
      Items not involving cash
              Amortization                                          80,231             82,564            306,537            297,334
              Writedown of investments                                --                 --               36,013               --

      Change in non-cash operating
          working capital                                       (1,130,707)            51,686            233,917            179,442
------------------------------------------------------------------------------------------------------------------------------------

                                                                  (520,489)          (470,555)        (3,251,132)        (1,940,081)
------------------------------------------------------------------------------------------------------------------------------------

Financing activities
       Issue of common shares                                    1,445,104            338,393          4,128,738          1,897,977
       Due from related parties                                   (573,001)            60,516           (602,485)           (73,801)
       Loan receivable                                                --              (15,495)              --              (25,000)
       Loans payable                                                   (47)            (7,430)           (50,176)           308,765
------------------------------------------------------------------------------------------------------------------------------------

                                                                   872,056            375,984          3,476,077          2,107,941
------------------------------------------------------------------------------------------------------------------------------------


Investing activities
       Increase in capital assets                                  (22,520)          (108,500)          (177,635)           (70,619)
       Revenue agreement inducement                                   --                 --             (250,000)              --
       Long-term investments                                      (141,554)           (60,734)           (77,819)          (282,139)
------------------------------------------------------------------------------------------------------------------------------------

                                                                  (164,074)          (169,234)          (505,454)          (352,758)
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                        187,493           (263,805)          (280,509)          (184,898)

Cash, beginning of year                                             15,787            296,298            296,296            481,194
------------------------------------------------------------------------------------------------------------------------------------

Cash, end of year                                              $   203,280        $    32,491        $    15,787        $   296,296
------------------------------------------------------------------------------------------------------------------------------------

Non-Cash Financing and Investing Activities
------------------------------------------------------------------------------------------------------------------------------------
       Revenue agreement inducement                            $      --          $      --          $   250,000        $      --
------------------------------------------------------------------------------------------------------------------------------------
       Issuance of shares for debt settlements                 $   170,000        $      --          $   520,630        $      --
------------------------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------
                                                                             6

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30,  1997 and 1996
--------------------------------------------------------------------------------



1.   Going Concern

     The company has experienced losses for the past two years, and has a working capital deficiency of $283,426 at June 30, 1997.

     The company's continued existence as a going concern is dependent upon its ability to generate profitable operations or raise adequate long-term financing.

     The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustment that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

2.   Significant Accounting Policies

     (a)    Generally accepted accounting principles

            The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in some respects from those in the United States. Except as disclosed in note 19, no differences have been reported as they are not considered significant.

     (b)    Basis of Consolidation

            The consolidated financial statements include the accounts of the company and its subsidiaries. At June 30, 1997, the company's subsidiaries and its percentage equity interest in each are as follows:

                     ESM Industries (Canada) Inc.                     100%
                     World Travel Plazas Inc.                         100%
                     World Tec Equities Inc.                          100%
                     EPS Environmental, Inc.                          100%
                     Environmental Training Institute Inc.
                       (incorporated in the US)                       100%

      (c)   Cash and Cash Equivalents

            For purposes of balance sheet classification and the statements of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.




--------------------------------------------------------------------------------
                                                                             7

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30,  1997 and 1996
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (Cont'd.)

     (d)    Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (e)   Fair Value of Financial Instruments

            The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loans and other receivables, accounts payables and accrued liabilities and loans payable approximate fair market value because of the immediate or short-term maturity of these financial accounts. The fair value of the long term investments are not readily determinable due to uncertainties in their realization, however, where available, the quoted market prices have been disclosed. The fair value of the amount due on the waste disposal rights is not determinable due to uncertainty regarding payment.

     (f)    Inventory

            Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

     (g)    Long-term Investments

            Investments are recorded at cost less a provision for permanent impairment in value.

     (h)    Capital Assets

            Capital assets are recorded at cost. Amortization is provided over the estimated useful lives of the assets on the following basis:

              Computer                               30% declining balance
              Furniture and office equipment         20% declining balance
              Leasehold improvements                  5  years straight-line
              Remediation equipment                  30% declining balance
              Patent costs                           10  years straight-line

            No amortization has been provided on patent costs as the patent application has not yet been approved.


--------------------------------------------------------------------------------
                                                                             8

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30,  1997 and 1996
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (Cont'd.)

     (i)    Waste Disposal Rights

            Waste disposal rights are recorded at cost net of amortization. These rights are being amortized at the greater of $10 per ton of waste delivered or $216,500 per year. The company conducts an annual review of the carrying value to ensure it is not in excess of the estimated recoverable amount of this asset (see note 8). Any excess amount identified as a result of this review is charged to income in that year as a write-down of the carrying value.

     (j)    Reporting Currency and Translation of Foreign Currency

            The company has adopted the United States dollar as its reporting currency for its financial statements prepared after March 31, 1996. The United States dollar is the currency of the primary economic environment in which the company conducts its business, and is considered appropriate functional currency for its operations. Accordingly, the financial statements of the company have been translated using the temporal method with translation gains and losses included in earnings. Under this method, the operations of the company have been converted into U.S. dollars at the following rates of exchange:

               (i) Monetary assets and liabilities - at the rate of exchange prevailing at the balance sheet date.

               (ii) All other assets and liabilities - at the exchange rate prevailing at the time of the transactions.

               (iii) Revenue and expenses - at the average exchange rates prevailing during the period.

     (k)    Share Issue Costs

            Share issue costs are charged directly to the deficit.


--------------------------------------------------------------------------------
                                                                             9

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------

2.   Significant Accounting Policies (Cont'd.)

     (l)    Revenue Recognition

            Revenues from contracts for services are recognized using the percentage of completion method of accounting. Under this method, contract revenue is determined by applying to the total estimated income on each contract, a percentage which is equal to the ratio of contract costs incurred to date, to the most recent estimate of total costs which will have to be incurred upon the completion of the contract. Costs and estimated earnings in excess of billings represents additional earnings over billings, based upon percentage completed, as outline above. Similarly, billings in excess of costs and estimated earnings represent excess of amounts billed over income recognized. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     (m)    Research and Development

            Research and development expenditures less related government grants are charged to operations.

     (n)    Earnings (Loss) Per Share

            The earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year.

     (o)    Accounting for Stock-Based Compensation

            In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based compensation". The statements encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statement pro forma net income and, if presented, earning per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1995. Currently, the company's stock-based compensation plan is accounted for using Canadian generally accepted accounting principles similar to the intrinsic value method prescribed by APB No. 25. The company is in the process of computing the effect of adopting SFAS No. 123 and has not yet made a decision on whether to adopt the U.S. accounting policy for the fiscal period December 31, 1997. Management believes the financial impact of adopting SFAS No. 123 would be immaterial.

--------------------------------------------------------------------------------
                                                                            10

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------

3.    Loan Receivable
                                                     1997                1996

      Loan receivable, 5% per annum,
        due November 30, 1997                   $    50,000         $    50,000
      --------------------------------------------------------------------------

4.   Due From Related Parties

     Advances primarily to directors, and employees related to directors in the amount of $687,392 (1996 - $84,907) are non-interest bearing, unsecured and have no specific terms of repayment (note 12(a)).

                                                     1997             1996
5.   Long Term Investments

     (a)  500,000 shares (under 1%) in EPS
          Chemicals, Inc., a USA company
          controlled by a former director of
          the company (no market value).          $     1          $    1

     (b)  100,500 shares of Earthworks
          Industries Inc. plus accrued
          shares of 26,283 (1996 - 9,197)
          (note 9 and 16(c)), (market value
          Cdn $95,087 (US $68,849)).               90,403          73,318

     (c)  Convertible debenture from Travel
          Plaza Developments Inc. (Travel
          Plaza). The company elected on
          December 28, 1994 to convert the
          Cdn $50,000 debenture into 250,000
          shares of Travel Plaza. Final
          regulatory approval for this
          conversion from the Alberta Stock
          Exchange is still pending subject
          to their acceptance of a financing
          arrangement and the approval of
          minority shareholders. On August
          21, 1996, pending the finalization
          of the required financing to
          complete the project, construction
          has been temporarily suspended and
          the stock of Travel Plaza has been
          halted from trading. Due to these
          uncertainties, the company has
          written this down to a nominal
          value.                                        1           36,014

--------------------------------------------------------------------------------
                                          11

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------



5.   Long Term Investments (cont'd.)

     (d)  Convertible loan to Cortina
          Integrated Waste Management Inc.,
          a subsidiary of Earthworks
          Industries Inc. (public company),
          due September 5, 2000 with
          interest at 15% per annum. The
          company is entitled to convert all
          or a portion of the loan into
          shares of Earthworks Industries
          Inc. at any time. During the term
          of this loan, the company has the
          right to offset royalty payments
          due to Earthworks Industries Inc.
          against the loan balance.                   208,821       208,821

     (e)  A 25% interest in John Beech
          Remediation Limited (no market
          value).                                           1             1

     (f)  70,000 shares of Global
          Technologies Inc. (note 9).                  50,734             -
--------------------------------------------------------------------------------

                                                   $  359,961      $ 318,155
--------------------------------------------------------------------------------

6.     Revenue Agreement Inducement

       The company entered into an agreement on June 1, 1997 with Tristate Restoration Company, Inc. whereby the company will receive 60% of Tristate's gross profit for consideration paid of 100,000 shares at $2.50 per share of the company ($250,000). The agreement is for ten years. The $250,000 inducement will be amortized over ten years. The company will provide Tristate with sales and marketing support and financing. Loans will be made on a demand basis at prime plus 1% secured by personal guarantees of Tristate's shareholders or Tristate. The company has the option to purchase Tristate for $1.

                                                     1997              1996
      Inducement payment                         $ 250,000           $     -
--------------------------------------------------------------------------------
                                                                              12

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------


7.      Capital Assets
                                                      1997            1996

       Computer                                   $ 21,177   $      21,177
       Furniture and office equipment               95,684          77,311
       Remediation equipment                       403,649         268,081
       Leasehold improvements                       15,927           8,541
       Incorporation costs                             688             688
       Patent costs                                 27,983          12,183
--------------------------------------------------------------------------------

                                                   565,108         387,981
       Less:  Accumulated amortization             230,138         140,671
--------------------------------------------------------------------------------

                                                  $334,970    $    247,310
--------------------------------------------------------------------------------

8.      Waste Disposal Rights

        During the year ended June 30, 1995, the company entered into a one year agreement effective from August 1, 1994 with a non-related public company, Thermo Tech Technologies Inc. (Thermo Tech), to deliver 3,500 tons per month of suitable organic waste to a bio conversion facility located in Corinth, New York at $55 per ton on a put or pay basis. The company delivered only approximately 5% of the waste contemplated under the one-year agreement. The Corinth facility experienced technical start-up problems and was shut down in July 1995 to correct an engineering design problem. On September 14, 1995 and on January 17, 1996 the company and Thermo Tech signed confirmation agreements which resulted in a ten (10) year extension from the put or pay agreement to commence when either the Corinth facility became operational, or as an alternative, when organic waste was delivered to another Thermo Tech facility. The agreements obligated the company to pay an up front amount of $2,165,625 for the right to deliver 216,500 tons of acceptable organic waste ($10 per ton) plus an additional $45 per ton during the ten (10) year term of the agreement.

        The company paid Thermo Tech $900,000 of the initial up-front amount leaving $1,265,625 still to be paid. Thermo Tech was not able to renegotiate acceptable lease terms with the landlord of the Corinth facility and is currently planning to relocate the plant to a nearby site. The relocation is not expected to be completed within the next year and as a result, Thermo Tech has agreed that the unpaid amount of $1,265,625 is not due until the relocated plant is operational. Accordingly the company has reclassified the balance due to a non-current payable. However, the company expects to fully recover the invested amount in waste disposal rights over the ten (10) year contractual period by delivering waste to either the Corinth facility or an alternative Thermo Tech facility.


--------------------------------------------------------------------------------
                                                                              13

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------

8.    Waste Disposal Rights

        The carrying value for the waste disposal rights represents a significant portion of the company's assets. Measurement of the recoverability of the carrying value is based on an assessment of the waste disposal rates currently existing in the New York and New Jersey areas, and at other areas where Thermo Tech plants are located, and on the assumption that the Corinth plant will be successfully relocated and in operation in the near future. As at June 30, 1997, the company has determined that no write down is necessary. However, it is reasonably possible, based on existing knowledge, that changes in future conditions in the near term could require a material change in the estimated recoverable amount.

9.      Loans Payable

                                                          1997           1996
          IDM Environmental Corp., 10.25%,
          payable in monthly installments of
          $22,008 including principal and
          interest, maturing on July 1,
          1997, secured by the company's
          treasury stock and stock of other
          companies held as an investment by
          the company. Subsequent to the
          year end, the loan was extended to
          July 1, 1998.                              $ 200,748       $ 250,000

       Global Technologies Inc., due on demand
       ($100,000 Cdn).                                  72,406          73,330
--------------------------------------------------------------------------------

                                                     $ 273,154       $ 323,330
--------------------------------------------------------------------------------

10.  Share Capital

       (a)    Authorized:
                   200,000,000 common shares of no par value

       (b)    Issued:

                                         Three Months Ended
                                            September 30,
                                                1997                      Year Ended June 30,               Year Ended June 30,
                                             (Unaudited)                         1997                             1996
------------------------------------------------------------------------------------------------------------------------------------
                                      Shares           Amount          Shares           Amount           Shares          Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance, beginning                    16,767,552     $14,420,049       14,637,705      $10,291,311      13,478,236       $8,393,334
                                  --------------------------------------------------------------------------------------------------
Issued pursuant to
  Stock options                          624,100       1,086,200          878,994        1,791,485         743,818        1,501,954
  Private placement                       -                -              131,457          230,050          17,027          109,000
  Shares for debt settlement              50,111         170,000          264,320          520,630             -                -
  Warrants                                27,470          87,904          317,848          637,263         185,919          104,771
  Finders agreement                       58,000         101,000           50,000          101,000          38,000          110,399
  Conversion of debentures                -                -              264,355          395,000             -               -
  Inducement (note 6)                     -                -              100,000          250,000             -               -
------------------------------------------------------------------------------------------------------------------------------------
                                         759,681       1,445,104        2,006,974        3,925,428         984,264        1,826,124
Allotted for cash                         -                -               76,000          133,000         175,205           71,853
Allotted for debt settlement              -                -               46,873           70,310             -               -
------------------------------------------------------------------------------------------------------------------------------------

Balance, ending                       17,527,233     $15,865,153       16,767,552      $14,420,049      14,637,705      $10,291,311
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------


10.      Share Capital (Cont'd.)

         (c) During the year, the company granted employees, directors and other individuals associated with the company stock options to acquire up to 363,000 shares at $1.75 per share, and additional options to acquire up to 3,213,073 shares at $1.75 per share. At June 30, 1997, stock options were outstanding as follows:

                   Shares                        Exercise Price                             Expiration Date
                --------------------------------------------------------------------------------------------------
                  266,500                             $1.38                                 December 21, 1999
                  112,500                             $1.75                                   July 13, 2000
                  213,000                             $1.75                                 September 12, 2000
                  187,000                             $1.75                                  January 6, 2002
                3,135,279                             $1.75                                    June 9, 2002


         (d) During the year, the company issued private placements which included warrants to acquire 414,914 additional shares at $1.75 in the first year and at $2 in the second year. A $395,000 convertible debenture was also issued which included warrants to acquire 25,000 additional shares over a four year period at $4 per share. At June 30, 1997, warrants related to private placements and debentures were outstanding as follows:


                      Shares                        Exercise Price                            Expiration Date
                --------------------------------------------------------------------------------------------------

                      330,398                             $3.26                                August 14, 1997
                      414,914                          $1.75-$2.00                              June 25, 1999
                       25,000                             $4.00                                 April 4, 2001


         (e)  At June 30, 1997, 1,675,000 (1996 - 1,675,000) common shares were held in escrow.

11.      Income Taxes

         At June 30, 1997, the company had accumulated tax losses aggregating $10,228,000 which may be carried forward and applied against taxable income in future years up to 2004. The company does not record the income tax benefit of these losses.

12.       Subsequent Events

          (a) Subsequent to the year end, the officers, directors and employees related to directors deposited with the company sufficient security to repay their loans in full. The security is currently being liquidated and the company expects that the loans will be repaid in full by December 31, 1997.

--------------------------------------------------------------------------------
                                                                              15

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Notes to Consolidated Financial Statements US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------


12.       Subsequent Events (cont'd)

          (b) Subsequent to year end, the company issued 1,200,211 shares from the exercise of options for $2,167,450.

          (c) Subsequent to year end, the company issued 55,873 shares for debt settlements totaling $115,310 of which 46,873 shares were allotted in fiscal 1997.

          (d) Subsequent to year end, the company issued 76,000 shares from private placements totaling $133,000 of which the entire amount was allotted in fiscal 1997.

          (e) Subsequent to year end, the company issued 58,000 shares for a finders agreement valued at $101,000.

          (f) Subsequent to year end, the company entered into a one year consulting agreement with William Webster (Webster) of Webster & Associates effective October 1, 1997. Webster will assist the company in business development, operational support, and research and development. For Webster's efforts he will receive a monthly retainer of $3,000 which will be applied against actual services performed.

          (g) The company entered into a preliminary licensing agreement with Smart International Ltd. on June 4, 1997, whereby Smart has the exclusive right to make, market, use and sub-license the soil remediation chemical and process in China for five years with a five year option. An initial annual licensing fee of $2,000,000 plus a royalty on every ton of soil or industrial waste treated with the company's patented process will be payable to the company. In addition, in consideration of expenses that Smart will incur on Solucorp's behalf (setting up three manufacturing facilities which will be 50% owned by Solucorp and opening and staffing an office in Hong Kong), the company will issue to Smart 200,000 stock options at $3 with a five year period to exercise.

               Subsequent to the year end, the agreement was finalized.

--------------------------------------------------------------------------------
                                                                              16

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------

13.     Segmented Information

                                                         US Services &                               Consolidated
                                                           Products               Canada                 Totals

         -----------------------------------------------------------------------------------------------------------
          (a)   Year Ended June 30, 1997:

                Revenue                                  $   736,954            $      --              $   736,954
                Cost of sales                             (1,081,358)                  --               (1,081,358)
         -----------------------------------------------------------------------------------------------------------

                Operating earnings                          (344,404)                  --                 (344,404)

                Administrative and
                general - Schedule I                        (647,134)              (250,980)              (898,114)
                Corporate development
                and marketing                               (270,368)               (12,416)              (282,784)
                Research and development                  (1,968,537)                  (373)            (1,968,910)
                Amortization                                (300,177)                (6,360)              (306,537)
         -----------------------------------------------------------------------------------------------------------

                Segmented loss                           $(3,530,620)           $  (270,129)            (3,800,749)
         -----------------------------------------------------------------------------------------------------------

                Unallocated:
                Writedown of investment                                                                    (36,013)
                Investment and other income                                                                  9,163
         -----------------------------------------------------------------------------------------------------------

                Loss for the year                                                                      $(3,827,599)
         -----------------------------------------------------------------------------------------------------------

                Identifiable assets                      $ 3,118,451            $   749,187            $ 3,867,638
         -----------------------------------------------------------------------------------------------------------

           (b)  Year Ended June 30, 1996

                Revenue                                  $ 2,061,988            $      --              $ 2,061,988
                Cost of sales                               (906,558)                  --                 (906,558)
         -----------------------------------------------------------------------------------------------------------

                Operating earnings                         1,155,430                   --                1,155,430

                Administrative and
                general - Schedule I                      (2,503,842)              (492,173)            (2,996,015)
                Corporate development and
                marketing                                   (332,170)                (5,429)              (337,599)
                Research and development                        --                  (10,515)               (10,515)
                Amortization                                (290,974)                (6,360)              (297,334)
         -----------------------------------------------------------------------------------------------------------

                Segmented loss                           $(1,971,556)           $  (514,477)            (2,486,033)
         -----------------------------------------------------------------------------------------------------------
                Unallocated:
                Investment and other income                                                                 69,176
         -----------------------------------------------------------------------------------------------------------

                Loss for the year                                                                      $(2,416,857)
         -----------------------------------------------------------------------------------------------------------

                Identifiable assets                      $ 2,648,101            $   487,730            $ 3,135,831
         -----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                              17

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------


14.   Contingencies

      (a)   Tellus Consultants Inc.

            Tellus Consultants, Inc. has advised that it is owed $378,205 including accrued interest for unpaid consulting services. The company maintains that the claim is unreasonable and the likely amount owing would be $125,539. Accordingly, a provision of $125,539 has been made at June 30, 1996 and 1997. If any additional amounts become payable, they will be recorded in the year they are known.

      (b)   Waste Disposal Rights

            Recoverability of the waste disposal rights is subject to the realization of management's assumptions as discussed in note 8.

15.  Related Party Transactions

     During the year the company paid consulting fees and salaries of $426,089 (1996 - $415,589) to directors, former directors and/or private companies controlled by directors and/or individuals related to directors.

16.   Commitments

     (a) The company has two leases for buildings it presently occupies in New Jersey and in New York which require the following payments:

                      1998                                       $ 157,600
                      1999                                       $ 144,000
                      2000                                       $ 144,000
                      2001                                       $ 144,000
                      2002 and subsequent                        $  96,000

       (b) The company has entered into a finder's agreement with Joseph Theismann. The company has agreed to pay a 2% commission on gross revenues generated by Mr. Theismann and 1% on gross revenues indirectly attributable to him. The company also agreed to pay a 5% commission on private placements raised directly or indirectly by Mr. Theismann. The agreement has a five year term with an option to renew for a further five years.

--------------------------------------------------------------------------------
                                                                              18

--------------------------------------------------------------------------------

Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
V

16.      Commitments (cont'd.)


       (c) The company has agreed to pay royalties to Earthworks Industries Inc. (Earthworks) (a Canadian public company) based on Cdn $1/tonne of soil remediated in Canada or the United States ($1/tonne will be U.S. dollars if soil is remediated in the United States). The company will receive one share for each $1 of royalty paid, to a maximum of 200,000 shares, in minimum blocks of 50,000. These shares are accrued as the soil is remediated. An additional $1 (Cdn or US) will be paid for each ton remediated on contracts resulting from the efforts of Earthworks. The company has the right to offset royalty payments against the convertible loan from Cortina Integrated Waste Management, Inc. (Note 5(d)).

       (d) The company entered into a finder's agreement with KEM Finders Corp. (KEM). The company has agreed to pay 8% of the gross revenues for contracts exceeding 200,000 tons obtained as a result of KEM's efforts. The company will also pay 2% of gross revenues on jobs within the State of New Jersey which were not directly obtained through the efforts of KEM. Subsequent to the year end, this agreement was terminated.

       (e) The company has granted to Associated North West, Inc. a non-exclusive license and right to promote the soil remediation process in Washington and Oregon for three 12 month terms, expiring on April 17, 1999. For all remediation contracts obtained as a result of Associated North West, Inc's efforts, the company will pay a commission based on the gross revenue of the contracts obtained during the term. The company will pay 3% if gross revenues generated do not exceed $6,000,000, 5% if gross revenues exceed $6,000,000 but do not exceed $15,000,000, or 6% if gross revenues exceed $15,000,000. The commission will become payable when the customer pays the invoice.

       (f) The company entered into an unlimited non-exclusive license with NEDCO, Ltd. (NEDCO) to promote the company's soil remediation process. As a result of NEDCO's efforts the company will pay 7% of the gross revenues generated. The commission becomes payable within 10 days after the customer or third party pays the invoice.

       (g) The company entered into a non-exclusive sales representative agreement with Soil Technologies, Inc.(STI) to promote the company's soil remediation process. As a result of STI's efforts the company will pay 4% of the gross revenues generated. The commission becomes payable within 10 days after the customer or third party pays the invoice.



--------------------------------------------------------------------------------
                                                                              19

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
V


16.      Commitments (cont'd.)

       (h) The company entered into a marketing agreement on December 17, 1996 with Roy F. Weston, Inc. to promote the company's soil remediation process to their clients and potential clients. The agreement is for three years and Roy F. Weston will be compensated based on the size of their role in any project they help get.

       (i) The company entered into a one-year financial public relations and promotion agreement with Martin E. Janis & Company, Inc. (Martin) starting January 15, 1997 and ending January 15, 1998. The company will pay Martin $200,000 of which $145,000 will be paid for by issuing of 41,111 common shares.

  17.  Economic Dependence

       During the year ended June 30, 1997 revenues of $417,568 were from an individual customer, of which $56,630 is included in accounts receivable.

       During the year ended June 30, 1996 revenues of $255,681, $261,570 and $750,000 were from individual customers, of which $Nil is included in accounts receivable.

  18.  Comparative Figures

       Certain 1996 figures have been reclassified to conform to the presentation adopted in the current year. These changes have no effect on 1996 earnings (see note 8).

  19.  Reconciliation to United States Generally Accepted Accounting Principles

       As discussed in Significant Accounting Policies, these consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

       Differences in accounting principles as they pertain to these consolidated financial statements are as follows:

       Marketable Securities

       Under U.S. GAAP, the accounting for marketable securities depends on the classification of securities as held to maturity, trading or available for sale. The classification would be based on management's intent. Marketable securities included in long term investments (Note
       5) would be classified as being available for sale. Under U.S. GAAP such securities would be recorded at fair value with any changes recorded in a separate component of shareholder's equity. Realized gains or losses would be recorded on the income statement. As at June 30, 1997 and 1996, the effect on the presentation of long-term investment for U.S. GAAP purposes would not be material.


--------------------------------------------------------------------------------
                                                                              20

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------


20.  Note to Interim Financial Statements (Unaudited)

     (a) The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instruction to Form 10-SB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three month period ending September 31, 1997 are not necessarily indicative of the results that may be expected for the period ending December 31, 1997.

     (b)  Subsequent events

          (i) Subsequent to September 30, 1997, the company decided to change its year-end to December 31 from June 30. The new year-end conforms closer to the company's seasonal work loads in that July, August and September are generally busy while January, February and March are generally slow.

          (ii) Subsequent to September 30, 1997, the agreement with Tristate (note 6) is being re-negotiated whereby the company and Tristate will form a joint venture. The amount to be contributed by the company and Tristate and the revenue sharing percentage have yet to be determined.

         (iii) Subsequent to September 30, 1997, the company entered into a one year non-exclusive finders agreement with Quest International Technologies (Quest) to promote the company's soil remediation process. As a result of Quest's effort the company will pay 3% of the gross revenues generated which are payable 10 days after receipts from any third party.



--------------------------------------------------------------------------------
                                                                              21

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Notes to Consolidated Financial Statements (US Dollars)
--------------------------------------------------------------------------------

Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------




20.  Note to Interim Financial Statements (Unaudited) (cont'd.)

          (iv) On December 15, 1997, the company's Board of Directors approved a previous agreement between the company, M.H. Meyerson & Co., Inc. ("Meyerson") and Brookehill Equities Inc. ("Brookehill"). The agreement calls for Meyerson and Brookehill to perform various investment banking and consulting services for the company. The agreement expires on June 3, 2001 except that it grants each of the parties a right to terminate it at any time. As compensation for their service, Meyerson and Brookehill received warrants to purchase a total of 300,000 shares of the company's common stock at $7.50 per share, which are exercisable until June 3, 2001. Recently, the company and Meyerson entered into a separate addendum to the agreement, also approved by the Board on December 15, 1997, pursuant to which Meyerson agreed to perform a due diligence review at its cost expanded the scope of its services to include the international sphere, and agreed not to exercise its termination right until at least October 22, 2000. In connection therewith, Meyerson received additional warrants to purchase a total of 750,000 shares of the company's common stock at $2.75 per share, which are exercisable until October 22, 2000.

     (c)       Waste disposal rights

               As disclosed in Notes (2g) and 8 management conducts an annual review of this asset to determine if additional adjustments after the minimum amortization provisions are necessary. Management is currently obtaining and evaluating information from Thermo Tech and other sources with respect to the status of the asset and has not yet determined whether an additional adjustment is necessary. However, it is reasonably possible that a material change could occur which would be reflected in the annual financial statements for the period ended December 31, 1997.

     (d)       Economic dependence

               During the three months ended September 30, 1997 revenues of $500,000, 402,105 and 200,000 were incurred from individual customers. During the three months ended September 30, 1996 revenues of $86,889 and $70,788 were incurred from individual customers.

--------------------------------------------------------------------------------
                                                                              22

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Schedule of Administrative and General Expenses (US Dollars)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------



  20.     Note to Interim Financial Statements (Unaudited) (cont'd.)

         (e)   Related party transactions

               During the three months ended September 30, 1997, the company incurred consulting fees and salaries of $113,781 (1996 - $92,509) from directors, former directors and/or private companies controlled by directors and/or individuals related to directors.





































--------------------------------------------------------------------------------
                                                                              23

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Schedule of Administrative and General Expenses (US Dollars) - Schedule 1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------



                                                                        1997                                   1996
                                                                                       Consolidated        Consolidated
                                                        U.S.            Canada            Totals               Totals
------------------------------------------------------------------------------------------------------------------------

Automobile                                          $  21,341         $ -              $    21,341        $     32,780
Bad debts                                              41,690                               41,690             676,310
Bank charges and interest                              30,317             3,084             33,401               7,158
Consulting and management fees                         28,582             5,122             33,704             272,048
Foreign exchange (gain) loss                          (1,338)              -                (1,338)             19,648
Insurance                                              25,714              -                25,714              58,940
Legal, accounting and audit                           191,242            36,014            227,256             364,321
Office, printing and related                           13,883            10,815             24,698             129,860
Rent                                                  122,173             7,464            129,637             135,741
Salaries and wages                                    147,766           155,179            302,945           1,096,509
Telephone                                              15,928            11,227             27,155              83,677
Transfer and filing fees                             -                   19,566             19,566              12,299
Travel                                                  9,836             2,509             12,345             106,724
------------------------------------------------------------------------------------------------------------------------

                                                     $647,134         $ 250,980        $   898,114         $ 2,996,015
------------------------------------------------------------------------------------------------------------------------

Three Months Ended September 30,                                        1997                                    1996
(Unaudited)                                                                             Consolidated        Consolidated
                                                        U.S.            Canada             Totals              Totals
------------------------------------------------------------------------------------------------------------------------

Automobile                                           $  7,557         $     -             $  7,557          $    8,539
Bad debts                                                  -                                    -                  -
Bank charges and interest                               7,307               113              7,420               5,633
Consulting and management fees                        144,871               -              144,871              13,873
Foreign exchange (gain) loss                         (128,073)              846           (127,227)             (3,315)
Insurance                                              26,744               -               26,774              18,835
Legal, accounting and audit                             9,163             7,441             16,604              11,530
Office, printing and related                           13,208             2,149             15,357              41,212
Rent                                                   29,561             1,841             31,402              46,550
Salaries and wages                                    211,568            27,880            239,448             272,351
Telephone                                              14,303             2,956             17,259              26,717
Transfer and filing fees                                   -                 -                  -                  490
Travel                                                  5,982               598              6,580              14,251
------------------------------------------------------------------------------------------------------------------------

                                                     $342,221          $ 43,844         $  386,045          $  456,666
------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                              24

--------------------------------------------------------------------------------
Solucorp Industries Ltd.
Schedule of Research and Development Expenses (US Dollars) - Schedule 2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Years ended June 30, 1997 and 1996
--------------------------------------------------------------------------------



                                                                        1997                                 1996
                                                                                         Consolidated    Consolidated
                                                     U.S.          Canada                   Totals          Totals
-------------------------------------------------------------------------------------------------------------------------

Automobile                                      $    7,690         $   -                  $    7,690      $    -
Chemical and related freight                       216,959             -                     216,959           -
Consulting and management fees                     188,759             -                     188,759           -
Insurance                                           38,572             -                      38,572           -
Lab analyses                                        43,695             -                      43,695           -
Legal, accounting and audit                         81,167             -                      81,167         10,515
Materials and supplies                              19,037             -                      19,037           -
Machine rentals                                     20,827             -                      20,827           -
Mobilization/demobilization costs                   21,098             -                      21,098           -
Office, printing and related                        95,407             -                      95,407           -
Rent                                                43,021             -                      43,021           -
Salaries and wages                                 903,706             -                     903,706           -
Subcontracting costs                               113,792             -                     113,792           -
Telephone                                           78,875             -                      78,875           -
Travel                                              96,305             -                      96,305           -
-------------------------------------------------------------------------------------------------------------------------

                                                $1,968,910         $   -                 $ 1,968,910        $10,515
-------------------------------------------------------------------------------------------------------------------------








--------------------------------------------------------------------------------
                                                                              25

Item 1:  Index to Exhibits

                                                                                                                     Seq. Page No.
                                                                                                                     -------------
3.0      Certificate of Amalgamation
3.1      Certificate of Change of Name
3.2      Company Act Articles of World Tec Industries, Inc.
3.3      Certificate of Continuance
4.0      Specimen Common Stock Certificate
4.1      Form of Common Stock Purchase Warrant (to be filed by Amendment)
4.2      Form of Common Stock Option Agreement
4.3      Form of Common Stock Option Amendment Agreement
10.0     Licensing Agreement between John Beech Remediation, Ltd. and the Company dated October 11, 1995.

10.1     Addendum to Licensing  Agreement  between John Beech  Remediation,  Ltd. and the Company dated October 30,
         1995.

10.2     Licensing Agreement between Global Technologies, Inc. and the Company dated November 5, 1996.

10.3     License Agreement between  Smart International, Ltd. and the Company dated June 4, 1997.

10.4     Sub-Lease  covering  Registrant's  facility in Nyack,  N.Y.  between  Twin Country  Grocers,  Inc. and the
         Company dated March 1, 1996.

10.5     Lease covering  Registrant's  facility in Puerto Rico between 1413 Fernandez Juncos,  Inc. and the Company dated June 1, 1996.

10.6     Lease covering Registrant's facility in Saddle Brook, N.J. between  Croes-Pecorino  Industrial Co. and the
         Company dated April 1992.

10.7     Addendum to Lease  covering  facility in Saddle Brook,  N.J.between  Coes-Pecorino  Industrial Co. and the
         Company dated May 6, 1997.

10.8     Agreement between John Beech Remediation Ltd. and the Company dated August 1, 1997.

13.      Form F/X

21.      Subsidiaries of Registrant:

                  (i)      E.P.S. Environmental, Inc. - Incorporated under the laws of the province of Alberta,
                           Canada. - 100% owned

                  (ii)     Environmental  Training  Institute,  Inc. - Incorporated under the laws of New Jersey. -
                           100% owned

                  (iii)    ESM Industries, Inc. - Incorporated under the laws of the province of British Columbia,
                           Canada. - 100% owned

                  (iv)     World Tec  Equities,  Inc.  -  Incorporated  under the laws of the  province  of British
                           Columbia, Canada. - 100% owned

                  (v)      World  Travel  Plaa,  Inc. -  Incorporated  under the laws of the  province  of Alberta,
                           Canad. - 100% owned



                                  SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.



                                          SOLUCORP INDUSTRIES, LTD.
                                          Registrant


Dated:    December 19, 1997               By:  /s/ Peter Mantia
                                              -------------------------
                                              Peter Mantia, President